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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hawkeye Holdings, L.L.C.:

        We consent to the use of our report dated May 25, 2006, (except as to note 2, which is as of July 21, 2006) with respect to the consolidated balance sheets of Hawkeye Holdings, L.L.C. as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in members' equity, and cash flows for the period from October 22, 2003 (inception) to December 31, 2003, and for the years ended December 31, 2004 and 2005, and our report dated May 30, 2006, relating to the balance sheet of Hawkeye Holdings Inc. as of May 26, 2006, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP
Des Moines, Iowa
September 1, 2006

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Consent of Independent Registered Public Accounting Firm